Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

NEWS RELEASE

Visa Inc.’s Registration Statement Declared Effective by SEC

SAN FRANCISCO, CA, 13 September 2007 – Visa announced today that its registration statement on Form S-4 filed in connection with its proposed restructuring was declared effective by the United States Securities and Exchange Commission (SEC) on September 13, 2007.

Visa will now proceed with securing the required approval of member financial institutions for the restructuring. The restructuring contemplates a series of transactions by which Visa International, Visa USA and Visa Canada will become subsidiaries of a single stock corporation, Visa Inc. Visa Europe will remain a membership association and will become a licensee of, and own a minority interest in, Visa Inc. The boards of directors of Visa International, Visa USA, Visa Europe and Visa Canada have approved the restructuring agreement.

“We’re grateful for the SEC’s timely review of our registration statement, and we will immediately begin the member approval process in anticipation of closing the restructuring as soon as possible,” said Joseph W. Saunders, Chairman and CEO.

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About Visa: Visa operates the world’s largest retail electronic payments network providing processing services and payment product platforms. This includes consumer credit, debit, prepaid and commercial payments, which are offered under the Visa, Visa Electron, Interlink and PLUS brands. Visa enjoys unsurpassed acceptance around the world and Visa/PLUS is one of the world's largest global ATM networks, offering cash access in local currency in more than 170 countries.

For more information, visit www.corporate.visa.com.

Additional Information and Where You Can Find It:

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed documents regarding the proposed restructuring with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety because they contain important information about the proposed restructuring. The definitive proxy statement-prospectus has been mailed to eligible members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from D.F. King & Co., 48 Wall Street, New York, NY 10005.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements may be identified by the use of words such as “will,” “believes,” “anticipates,” “intends,” “estimates,” “expects,” “projects,” “plans” or similar expressions. Such forward-looking statements include, without limitation, statements about the proposed restructuring and related transactions, strategy, future operations, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur. The forward-looking statements reflect Visa’s current views and assumptions and are subject to risks and uncertainties, which may cause actual and future results and trends to differ materially from the forward-looking statements, including but not limited to ability to obtain approval by Visa’s members for the proposed restructuring and related transactions; the successful completion of the restructuring and related transactions; Visa’s ability to achieve its strategic objectives; the outcome of legal proceedings; uncertainties inherent in operating internationally; and the impact of law and regulations. Many of these factors are beyond Visa’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contact:	Paul Cohen
Office: +1 415 932 2166
pcohen@visa.com

Hadley Wilkins
Office: +1 415 318 4199
Mobile: +1 415 710 7836
hadley.wilkins@fleishman.com

Visa Media Hotline
+1 415 932 2564